Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

February 20, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on "Dr. Reddy's Laboratories announces the re-launch of its Buprenorphine and Naloxone Sublingual Film after favorable ruling in patent litigation"

This is for your information and record.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the re-launch of its
Buprenorphine and Naloxone Sublingual Film
after favorable ruling in patent litigation

Hyderabad, India, February 20, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. February 20, 2019 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) announced today the re-launch of its Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, a therapeutic equivalent generic version of Suboxone® (buprenorphine and naloxone) sublingual film, in the United States market.

The re-launch comes on the heels of a favorable decision issued by the United States Court of Appeals for the Federal Circuit concluding that Indivior had not shown that it is likely to succeed on its claim that Dr. Reddy’s product infringes U.S. Patent No. 9,931,305. The Federal Circuit’s decision vacates the District Court’s preliminary injunction that had prohibited Dr. Reddy’s from selling its generic version of Suboxone® (buprenorphine and naloxone) sublingual film. The Federal Circuit’s decision went into effective yesterday. As a result of the Federal Circuit’s ruling, Dr. Reddy’s has resumed shipping of the product.

“We are pleased with the decision of the appellate court in Dr. Reddy’s favor, vacating the preliminary injunction that had prevented Dr. Reddy’s from continuing to market this important drug to the public,” explains Marc Kikuchi, Chief Executive Officer, North America Generics. “Dr. Reddy’s is committed to providing affordable treatment options for opioid use disorder and addiction. We look forward to helping patients and our communities in the United States who are impacted by the opioid epidemic.”

In June 2018, the U.S. Food and Drug Administration (USFDA) approved Dr. Reddy’s Buprenorphine and Naloxone Sublingual Film, in four strengths including 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, for sale in the U.S. market. The product was launched immediately after approval, with sales and commercialization activities halted as a result of a court-imposed temporary restraining order (TRO) and preliminary injunction against Dr. Reddy’s. The TRO and preliminary injunction did not prohibit commercial manufacturing of the product.

Please click below for full Prescribing Information including Medication Guide.

http://www.drreddys.com/pi/Buprenorphine_and_Naloxone_Sublingual_Film_2mg-0.5mg_and_8mg-2mg_Prescribing_Information.pdf

http://www.drreddys.com/pi/Buprenorphine_and_Naloxone_Sublingual_Film_4mg-1mg_and_12mg-3mg_Prescribing_Information.pdf

Suboxone® is a registered trademark of Indivior UK Ltd.

RDY-0219-238

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.